File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                          AES MEGHNAGHAT (PRIVATE) LTD.
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1


         AES Meghnaghat (Private) Ltd. ("AESM") is a company which is being incorporated under the Companies Act, 1994 (of Bangladesh) which will have its registered address at IDB Bhaban (5th Floor) E/8-A Begum Rokeya Sharani, Sher-e-Bangla Nagar, Dhaka - 1207, Bangladesh. The AES Corporation has been awarded the 450 MW gas fired combined-cycle power project at Meghnaghat, Bangladesh and is currently negotiating a power purchase agreement and a land lease agreement the Bangladesh Power Development Board, a gas supply agreement with TITAS Gas, and an Implementation Agreement with the Government of Bangladesh (collectively, the "Project Contracts"). AESM will be the entity that will enter into the Project Contracts.

         AESM will be a wholly owned subsidiary of The AES Corporation through holding companies in the Netherlands, namely AES Rock Springs B.V. and AES Great Falls B.V.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.





                                        By : /s/ William R. Luraschi
                                             ---------------------------------
                                             William R. Luraschi
                                             General Counsel
                                             The AES Corporation
                                             1001 N. 19th Street
                                             Arlington, Virginia 22209
                                             (703) 522-1315


Dated : June 2, 1999
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